Mail Stop 4561

May 30, 2007

John P. Gorst
Chief Executive Officer
GottaPlay Interactive, Inc.
3226 Rosedale Street, Suite 200
Gig Harbor, WA 98335

> **Re: GottaPlay Interactive, Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 7, 2007**
> **File No. 333-142685**

Dear Mr. Gorst:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that pending comments relating to the Form 10-KSB for the year ended September 30, 2006, as amended, must be resolved before seeking acceleration of the effective date of the above-cited registration statement.

Selling Stockholders, page 17

2. Please provide all of the information required by Item 507 of Regulation S-B. For instance, please include here a discussion of the various transactions by which the selling shareholders obtained their shares and the material terms of the transactions. Also, please state the date as of which the selling shareholder

information is provided and disclose any material relationships the security holders have had with GottaPlay Interactive within the past three years. See Item 507 of Regulation S-B.

3. Please identify the natural person or persons having voting and/or dispositive control over Whispering Pines Dev. LLC, Cambridge Merchantile Holdings, S.A., THI, LLC, San Diego Torrey Hills Capital, LLC, Absolute Internet Services, Inc., and any other entities listed as selling shareholders.

Signatures

4. Please indicate who is signing in the capacity of principal accounting officer or controller. See Instruction 1 to the Signatures section on Form SB-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457. If you still require further assistance, please contact the undersigned at (202)-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: De Castro, PC
Via facsimile: 619-702-9401

Stanely Moskowitz, Esq.
Of Counsel
Via facsimile: 858-523-0444